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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of: April 2009
Commission File No: 001-13922

PETRO-CANADA
(Name of registrant)

150 - 6th Avenue S.W.
Calgary, Alberta
Canada T2P 3E3
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☐	Form 40-F	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

 SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PETRO-CANADA
Date: April 29, 2009	/s/ HUGH L. HOOKER Name: Hugh L. Hooker Title: Chief Compliance Officer, Corporate Secretary, Associate General Counsel

Exhibit Index

99.1	Notices of Annual General and Special Meetings. Notice of Joint Petition, Joint Information Circular and Proxy Statement.
99.2	Proxy Form.
99.3	NI 51-102 Mail Card.

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SIGNATURES